Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

The Pepsi Bottling Group, Inc.
Transcript of Employee Town Hall Webcast on August 11, 2009
Archived for Replay as of August 19, 2009

Operator:  Ladies and gentlemen, please welcome Eric Foss.

Eric Foss:  Well, thank you and good morning everybody. Thanks for everyone for joining us today. I hope you agree it is a beautiful day, not just because it happens to be a bright sunny summer day here in Somers, but because I think a beautiful day really describes this company's history and probably even more importantly from my vantage point the outlook for this new combined company. More about that a little bit later.

Let me see a show of hands. How many of you when you walked in the tent this morning said, "Thank gosh they got air conditioning this time?" Well, I also want to welcome, in addition to our headquarters team here in Somers, I also want to welcome our colleagues in the field who are joining us via webcast.

At last week's Town Hall meeting here in Somers and on conference calls with the field, I mentioned that we had an invitation to Indra and that she had expressed very much, how much she wanted the opportunity to speak to each and every one of you. And fortunately with the help of a great facilities team and technology teams, we were able to make that happen in a few short days. And I do think we’ve got a great day planned. I hope you are as excited and energized as I am about the potential of this new company.

Now before I bring Indra up, I wanted to take a brief opportunity with everybody at PBG together to reflect on the significant accomplishments that you've made over the last 10 years. Before we look to embark on this new journey with PepsiCo and with Pepsi Americas, I think it's pretty important that we take a moment to pause and take note of what we are bringing to this combined business and importantly what we've accomplished.

I also want to take a moment this morning to share with you why I think this merger is the right deal at the right time for all of our stakeholders and why I think our future looks so bright. Indra is then going to come up and share with you her vision for this integrated beverage system and then we'll follow that with a question-and-answer session. After the Q&A, Indra and I hope you'll join us right here in Somers for a barbecue lunch that we have set up in the tent right behind this one.

So let's get started. Ten years ago, I think many of us, if not most of us in this room, had a chance to launch Pepsi Bottling Group as a publicly traded company. We quickly established our identity, which was grounded in our mission, “We sell soda.” Well today, while it's a fact that we sell a lot more than soda, I think that phrase continues to resonate with simplicity, clarity and conviction. Back then, our rules of the road almost wrote themselves. And those rules really became our guiding light and helped propel us to success and growth.

Now to ensure our success, we really set out to focus on three key stakeholders. First of all -- our customers -- with a goal of helping them to build their businesses. Second --  employees -- with an objective of trying to build their future. And third -- our shareholders -- with a mandate to build their wealth. And I'm proud to say that's exactly what we did.

Let's start with the customer. Our relentless focus on selling and service excellence over the last 10 years that really became anchored in this customer connect initiative continues to allow us to exceed customer expectations on the things that matter most to them, things like reducing their out-of-stocks, servicing them as scheduled, particularly on weekends, and when an issue arises, making sure we respond and recover.  That focus has led to a dramatic 9 point improvement in customer loyalty. And importantly, we've helped build their business by helping them grow their category revenues and profits, which was really only made possible by your never-ending commitment and your never-ending dedication.

For employees, over the last 10 years, our focus has really been on creating a great place to work. And our progress has been anchored along that road by four guiding principles or what we call our “Rules of the Road.” “Drive local market success,” “Act now, do it today, get results,” “Set targets, keep score and win,” and “Respect each other.” And these really did guide us and guide our culture, which can now best be described as what we call our unquenchable spirit, which is really PBG's way of saying, "At PBG, we can always do better," and better we've done.  We've doubled the number of employees. We've created a far more diverse and inclusive work environment that hopefully allows everybody here to be themselves. We've introduced award-winning programs like Healthy Living and Healthy Money. We've created a culture of recognition and appreciation. And most importantly, we've seen our "employee insight satisfaction" scores grow each and every year for the past seven years.

But perhaps the biggest beneficiary of our outstanding track record of success is reflected in our shareholders. This [slide] looks at the shareholder value we've created since the IPO. And you can see, PBG has dramatically outperformed the consumer staples sector, the S&P 500, the Dow, and our primary competitor by a wide, wide margin. This story holds true no matter what timeframe you look at, ten years, which is reflected [on the slide], five years, three years, or one year. And you should all be very very proud of these accomplishments, which I think really reflects how much PBG has evolved into a world class organization.

Now you can go beyond these three constituents, like our customers, employees, and shareholders, and scorecard PBG's progress as well. But the score remains the same. If you look at our financial scorecard, what you'll see is we've doubled our revenue since 1999, our operating profit has more than doubled, we've delivered very strong compounded annual growth on EPS at a double-digit rate, and we've significantly improved operating free cash flow.

Not too bad. What do you think?

Well, we aren't the only ones recognizing our progress. Every year, every month, PBG's success gets validated through some type of award we would receive from our customers, peers, industry experts, and media. Ten years ago, we started with three essential ingredients for building a successful company: first, strong brands; second, a great go-to-market system; and last, but certainly not least, the best people in the beverage business. And it's really through your tireless efforts, through your continuous focus on satisfying consumers and customers, through your never-ending commitment to excellence, through your energy and enthusiasm day-in and day-out it's really made all this possible. And I want to congratulate you and more importantly I want to thank you for a great and phenomenal ten-year run. Congratulations.

So, in light of all this success, why does this deal make sense, why does this deal make sense now? Well you are going to get a chance in a minute to hear a lot more on why this makes sense from Indra, but for me it makes a lot of sense from a number of different perspectives. Number one, the marketplace continues to change more dramatically than it ever has in terms of increasing customer demands, the proliferation and diversification of products that we sell to try to satisfy a variety of very different and evolving consumer need states, really sets the table for why this deal makes sense. The best way for this combined company to go forward and to really focus on unlocking accelerating growth is also a primary facilitator as to why this deal makes sense now.

The deal and opportunity for us to now speak through one voice and one face to our customers, increased speed and flexibility to market to meet those changing consumer demands and I think importantly, this new combined company will provide opportunities for our people to grow their careers in a larger organization. I think ultimately a unified beverage company should really setup the Pepsi Enterprise for another great ten-year run to exceed customer expectations, beat the competition, and create growth and shareholder value.

Now before I bring Indra on stage, I want to close by saying a couple of things. This is a company with a proven track record of results that looks to satisfy consumers, create a great place to work, and delivered phenomenal shareholder returns. We are a company that has a very powerful combination of assets, not the least of which is a strong set of brands, and an effective and efficient route to market. But with any change, I know there is bound to be questions, there is bound to be some anxiety, and there is bound to be some form of uncertainty. That is really only natural. But what this company has in addition to a proven track record, in addition to a powerful collection of assets, is a very promising future. And to me great leaders learn from the past, but more importantly they focus on the future. And that's what I'm going to ask each and every one of you to do.

Oliver Wendell Holmes once said, "What lies behind you and what lies ahead of you is really of very little importance when it's compared to what lies within you." And I hope you are every bit as excited and energized by the future of what this new company is going to go do. And in closing, I want to make sure that I extend my heartfelt thanks for all you've done, and all you continue to do to make PBG truly a great company. If anything is more important than our great historical track record, it's the fact that we have a bright, bright future. Thanks for listening.

Thank you. And now I would like to introduce someone who I have been fortunate to work with for many years now. She really is one of the best business leaders in the world. But not only is she an exceptional corporate leader, she is also an enlightening and inspiring individual, who is very passionate not just about business, but about people and improving the world around us. With that, please join me in extending a huge PBG welcome to PepsiCo's Chairman and CEO, Indra Nooyi.   Indra -- Welcome.

Indra Nooyi: Thank you, Eric, and good morning, everyone. Now, how many of you were in the tent when we had the Town Hall here two years ago? So this morning I woke up and sort of took the temperature outside and when I left the office, they gave me a box of tissues and said, "You're going to need it when you get there." So Eric, thank you for air conditioning this tent, because you thought I looked cool the last time standing here, I was suffering. I was just trying to be cool because I didn't want you to think here is the new PepsiCo CEO, comes here and she is sweating because she has to talk to PBG -- that's not it, but it's really wonderful to be here on what is a really historical moment for both our companies.

And believe me even before I start my comments, Eric, I just want to tell you that it was inspiring to hear you recount the last 10 years of PBG, the accomplishments that PBG has had over the last 10 years is simply remarkable and you've come a long way and I for one am extremely grateful for what you've done for the bottling system and what you've done for PepsiCo, because our futures are so intertwined and not just the performance of the business, don't forget that we benefit every time you do well. So, I think on behalf of myself, the management of PepsiCo and the entire board, I just want to say a big thank you to PBG for running such a great enterprise over the last 10 years.

Now, it's no secret, all of you know that last week we announced that we had entered into definitive merger agreements with you, Pepsi Bottling Group, and Pepsi Americas. Now, I want to put this in context. In terms of size, this is a huge move. It transforms PepsiCo from being the fourth largest food and beverage company in the world to becoming the second largest food and beverage company in the world. When this transaction is closed, we will have 285,000 people in PepsiCo, revenues of almost $60 billion and pre-tax profits approaching $10 billion. Now, once you look at the market capitalization of the new company, we're going to be bigger than many many countries of the world, and we're going to have an employee base that's bigger than many large cities around the world. So, we're going to be a major force going into the future.

Sounds very impressive, the numbers are very impressive, but to me, to all of us who are emotionally vested in this business, this is a lot more than scale or revenue or rankings, because it's about the place you come to work in everyday. It's about your relationship with your colleagues and friends, the company you keep everyday and it's about building on our great heritage.

And part of that great heritage has been the leadership of PBG and Eric Foss has been a shining example of that great leadership. He has brought to PBG not just 27 years of Pepsi experience, but a remarkably clear vision. In PepsiCo, we call Eric the "operator's operator" and across the PepsiCo system if somebody is called the operator's operator, that is the highest compliment we pay anybody, and Eric that's what we refer to you as in PBG, which is the highest compliment.

It's a powerful combination of understanding local markets, driving for results, but most importantly, empowering others to get things done. And as we've seen over the past few years, leaders like Eric and all those who support him, all of you, can turn a good enterprise into an absolutely great one. And as Eric showed since 1999, revenues doubled, operating profits have grown even faster, and there has been over a three-fold increase in the PBG share price. And clearly this kind of a performance comes from focus, determination, and commitment. But it also comes from finding new and better ways to do things, taking some risks, seizing opportunities as they come along -- in other words, being open to change. And this whole notion of being open to change is what brings me here today.

With change comes a range of emotions. I have to say that over the last week or so the main emotion that I have is excitement. I am excited that this transaction gives us tremendous opportunities for growth. I am excited about what we can achieve together. I am excited to take on the red system with even more power and I'm really excited that this transaction actually takes our combined company into a whole different new league of play. But I can also imagine that excitement is not your first emotion. I hope to persuade you this morning that you should also move from trepidation to excitement if you are in fact in that trepidation camp. And my goal is to persuade you that the future for all of us is going to be a simply great one.

Now, again, if I were in your shoes, there is also a sense of forboding and it's only natural, because I'd feel that if I were in your shoes.  Here, after all, is a standalone bottling company -- a big proud one -- merging with an even bigger company from whom it was separated 10 years ago. So, before I convince you to move from trepidation to excitement, we'll try to answer three questions for you. What does this big company PepsiCo really want to do for this business? What kind of change can I expect? And what does the CEO, who is standing in front of me have to say about the future of my company?

I want to be clear to set your expectations. I'm not going to answer all these questions completely, but I'm going to tell you how we're going to answer these questions and when we are going to answer them. So, let me begin where Eric left off and explain to you why I too believe this is the right move at the right time. I want to take you into my thinking, and I also want to take you through some of the next steps. And then, I hope you'll agree with me that this move in fact is the right thing and very exciting indeed.

The first thing I'd say is, no acquisition works without being sensitive to all the cultures involved and no merger works when one party tries to ride roughshod over the other. I see PBG, PAS and PepsiCo reuniting as one family, which is why this is a merger, it's not a takeover, it's not an acquisition. We are reuniting as one family and it's a merger. It's a coming together of three great families back into one great family.

The close working relationship that our three companies have enjoyed for the past 10 years or so I think will bear fruit. Like all families, we know how to get along and like all families there have been moments of tension. That's natural. But I know that our relationship is based on great mutual respect, on the understanding that each part of the family brings skills and values to the table. So as a beginning, I feel good about the fact that they're all being reunited.

Let me now explain from an economic perspective why I think it makes sense for all of us. And the root of all of this is a very sound business reason. Look at the best businesses in the world, the ones who succeed in a big way over a long period of time. It's very clear that they continuously evolve and adapt as the world changes around them. And all of you well know that in the last two or three years in particular the operating environment in beverages has changed dramatically. Retailers are continuing to consolidate, new competitors have emerged into the market, and non-carbs, which have different economics than carbonated soft drinks, have become a much bigger force in the marketplace. To top it all off, we bought Gatorade, which also created its own share of conflicts in the system.

The current bottler operating model has served us well for many years, and the great success of PBG in fact reflects that. But that model was designed for one time in the evolution of this business and I think that model has run its course. And that's why we believe this move had to be made, because we need to take our game to a whole new level. We need to use our scale to increase speed, flexibility and efficiency in a combination quite unlike the past. We need to bring a wide variety of products to market faster, not just the high velocity legacy products, but newer products, more niche products, more health and wellness products. We need to think about a whole new way of innovating for the beverage consumer. We need to service retail customers even more efficiently and effectively and we need to be able to provide great value to consumers by bundling, maybe 30, 40, 50 weeks of the year across our beverages and across beverages and snacks and foods, because that is the overwhelming advantage that PepsiCo brings to the marketplace.

Most of you know the numbers. The coincidence of consumption of beverages and snacks is 85% of the time. The coincidence of purchase is only 35%. Just think of the opportunities we're leaving on the table. But just now think about seamlessly bundling across snacks and beverages, I think the opportunities are enormous.

Now, not all of these tasks are new by any means and we're doing a lot of this bundling already and we're doing a lot of leveraging the scale already. But I also think of the words of the ancient philosopher who said, “You never step into the same river twice.”  It looks the same, but it's not. And I think you all will agree that this stream we're in is flowing very, very rapidly.

If I go back to 1999, I was the one who was part of the team that spun off the bottlers, so you can imagine how it felt when we started to think about reconsolidation. Again, it's like, “What the hell is she doing?”  I mean I can tell you some of the mail I've gotten is quite colorful. They wanted to know whether I was asleep at the wheel then or now.  I hope it's neither. The spinoff was the right thing at that time, and the coming together of the family is the right thing at this time. And I must tell you, I've often been told that to make bold strategic decisions requires courage, but it also requires an ability to reverse your own self if you believe that circumstances have changed. And when one started thinking about this, I cannot tell you how many people said, “Indra, are you sure you want to do this, because I know it's right for the market, but what would people say about you?”  So, I don't care what people say about me. That's the right thing for the company. It's the right thing for the business. It's got to transcend the person. And so I think this is about what's right for the business.

And these advantages are global. I look at the Power of One opportunities in Russia. I look at them in East Europe. I was just there last month. I look at the opportunities in Turkey, Spain and Mexico where we can start really leveraging the power of our snacks and beverage businesses. And I think the benefits we're going to unleash are tremendous, but clearly the biggest prize is right here in North America. And as you know, I mean I see the word play that you guys use so intelligently here, we've been working so hard to transform our North American beverage business. In spite of some doubters out there and you will always have doubters, some real doubters, some employed by the red system, we are making great progress in all of the brand identity refreshes and new product introductions across our carbonated and non-carbonated soft drinks.

And now the coming together of our businesses means that we're going to be in control of almost 80% of PepsiCo's beverage volume if you include Tropicana and Gatorade. And this gives us an incredible opportunity over the other system down south. Think of the benefits. As Eric mentioned, we can now present a unified face to customers and that puts us in a much better position to provide customized solutions and tailor bundles for customers very rapidly. All of a sudden, we can align all steps in the value chain from innovation to pricing to manufacturing and go-to-market. And we can redesign the entire supply chain for advantage to optimize revenue and profitability. And more importantly, we can also match products to distribution channels, because now PepsiCo has the ability to leverage both the warehouse and the DSD system and we don't have to worry about working across two public companies.

Furthermore, I think we will streamline decision-making across both companies. Eric and I and the entire PBG team and our beverage team have had a great working relationship. The time spent in any friction or negotiation between the two companies is time we can now take and put against the customer. So I think we’ll actually drive decisions faster and grow the business faster. And I think overall, consolidating our businesses expands the profit pool by eliminating redundant costs and creating significant efficiencies across the entire value chain.

I think three years from now we're going to look back at this seminal moment and say that this was the time we took the entire blue system to a totally new level. And as you can imagine, over the past weeks and months, I've spent every waking moment thinking about this transaction and what it will do for the whole system. It's not a decision you take lightly and it's not an obvious decision. The task was not to fix something that was broken, it was to improve something that works, and it was do it before the situation became a burning platform. Because our belief is that if you don't take action before it becomes a burning platform, when you do take the action when it becomes a burning platform, it's usually a suboptimal decision. That's why I believe it was the right decision, and as Eric said, the right decision at the right time. And as one team, we are all going to build a bigger, better future and I'm very confident of that.

That's not to say it's going to be easy because it never is, but we're going to follow five guiding principles as we proceed.

First, as three equal partners, we're all going to commit that there are no sacred cows. We're going to be focused on what's best for the business, keeping the customer in mind always. But I said as three equal partners: PBG, PAS and PepsiCo are going to sit down together and make all decisions jointly.

Second, we're building a transition team representing the best players in all three businesses. All three businesses have a great deal to offer and we want to make sure we get the best people working against this transition project.

Third, we'll plan appropriately and move quickly in areas that yield the greatest benefit in the short-term while successfully planning for 2010 and beyond. And within this context, let me just give you some peek under the tent as to how we're thinking about the organization. We're really thinking about two companies; a brand company and an operating company. In the operating company, the bottling entity is going to stay as one operating company. The brand company is going to focus on the consumer and the competitor, and the operating company is going to focus on the customer and the shopper. Of course they will come together and have a common coordinating council, but we want to make sure that we never sacrifice the operating culture for the brand culture and keep that healthy tension between the two companies.

Fourth, as we pursue the Power of One opportunities, we want to make sure that in pursuit the Power of One, we don't sacrifice these two cultures.

And fifth, one of our biggest challenges through this whole transition would be -- is to never drop a case.

So those are the five principles we're going to follow through this whole post-merger integration process and our goal is to bring the best of everyone to bear on this process. And I believe if we focus on the fact that our opportunities are great and the marriage actually makes PepsiCo a true powerhouse, I think we'll all focus on what the future is going to be rather than sort of feeling bad about the past, which I think has to happen, but I think the future is so much brighter than any of us can even imagine today.

Together we have an incredible opportunity to be the absolute winner in the North American beverage business. In fact I'd say we have the unique opportunity to become the preeminent North American food and beverage business, North American consumer products business, because we're going to be bigger than anybody else, and the cash flow we generate for retailers is going to be unparalleled by any other company out there. And I think with your continued support, we will show the market exactly what the PepsiCo system is made of.

So I encourage you to look at this transaction with tremendous excitement. I'm not ordering you. I'm just asking you. I'm begging you. I'm anxious to move through the whole approval process and announce that we are one company. But in the meantime, within the allowable legal framework, let's work together to set up a fantastic 2010.

So stay tuned. I think this whole beverage business is going to get much more interesting over the next six months or so. And while the beverage business gets interesting, I hope we move this needle from trepidation to neutral to tremendous excitement. And when we get there, we're going to move the system forward faster.

So let me close by extending a warm welcome to all of you back to the PepsiCo family, a family that's been reunited, a family we are all equal members of, and most importantly a family that has a tremendously bright future. So with that, let me turn it back to Eric and together we'll take your questions. Thank you.

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. PepsiCo and PepsiAmericas, Inc. (“PAS”) plan to file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PAS and a definitive proxy statement/prospectus will be mailed to shareholders of PAS. INVESTORS AND SECURITY HOLDERS OF PBG AND PAS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo, PBG or PAS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216. Copies of the documents filed with the SEC by PAS will also be available free of charge on PAS’s internet website at www.pepsiamericas.com or by contacting PAS’s Investor Relations Department at 612-661-3883.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. PAS and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PAS. Information regarding PAS’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on March 4, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 18, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. All information in this communication is as of August 4, 2009. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.